FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

        For the month of May, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica -Tender Offer and Issuance of Debt	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica Emisiones, S.A.U. (the "Issuer") invites today the holders of its outstanding:
(i) EUR 1,000,000,000 3.961 per cent. Instruments due March 2021 (the "March 2021 Instruments"),
(ii) EUR 1,000,000,000 1.477 per cent. Instruments due September 2021 (the "September 2021 Instruments"),
(iii) EUR 1,400,000,000 0.75 per cent. Instruments due April 2022 (the "April 2022 Instruments"), and/or
(iv) EUR 1,250,000,000 2.242 per cent. Instruments due May 2022 (the "May 2022 Instruments"),
(each a "Series" and together the "Instruments") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Instruments for purchase by the Issuer for cash (each such invitation an "Offer" and together the "Offers").
The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 13 May 2020 (the "Tender Offer Memorandum") and are subject to the restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.

Summary of the Offers

Description of Instruments	ISIN	Aggregate Principal Amount Outstanding	Fixed Purchase Yield*	Expected Purchase Price*	Maximum Acceptance Amount**
EUR 1,000,000,000 3.961 per cent. Instruments due March 2021	XS0907289978	EUR 1,000,000,000	0.25 per cent.	EUR 103,124 (103.124 per cent. of principal)	The total aggregate principal amount of the Instruments accepted for purchase pursuant to the Offers will not exceed the aggregate principal amount of New Instruments (as defined herein). The amount in respect of each Series shall be determined by the Issuer in its sole discretion.
EUR 1,000,000,000 1.477 per cent. Instruments due September 2021	XS1290729208	EUR 1,000,000,000	0.35 per cent.	EUR 101.475 (101.475 per cent. of principal)
EUR 1,400,000,000 0.75 per cent. Instruments due April 2022	XS1394777665	EUR 1,400,000,000	0.45 per cent.	EUR 100,564 (100.564 per cent. of principal)
EUR 1,250,000,000 2.242 per cent. Instruments due May 2022	XS1069430368	EUR 1,250,000,000	0.45 per cent.	EUR 103,584 (103.584 per cent. of principal)
* For information purposes only, the expected Purchase Price in respect of the Instruments is shown per EUR 100,000 in principal amount of the relevant Instruments determined in the manner described in the Tender Offer Memorandum on the basis of a Settlement Date of 22 May 2020. Should the Settlement Date in respect of the Instruments accepted for purchase differ from 22 May 2020, the Purchase Price will be recalculated, all as further described in the Tender Offer Memorandum.
** The Issuer reserves the right, in its sole and absolute discretion and for any reason, to significantly increase or decrease the Maximum Acceptance Amount and/or to accept significantly less than or more than the Maximum Acceptance Amount for purchase pursuant to the Offers.
The Offers commence on 13 May 2020 and will expire at 17:00 CET on 19 May 2020 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole discretion of the Issuer.
Purpose of the Offers
The purpose of the Offers is, amongst other things, to proactively manage the Issuer's senior debt as well as to manage its liquidity in an efficient manner.
Instruments repurchased by the Issuer pursuant to the Offer may be cancelled. Instruments which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date
New Financing Condition
The Issuer intends to issue new EUR denominated senior, unsecured debt securities under its €40,000,000,000 Programme for the Issuance of Debt Instruments guaranteed by the Guarantor (the "New Instruments"). Whether the Issuer will accept for purchase any Instruments validly tendered in the Offers is subject, without limitation, to the successful completion of the issue of the New Instruments (the "New Financing Condition").
Purchase Price
The purchase price payable in respect of the Instruments accepted for purchase (the "Purchase Price") will be expressed as a percentage and will be determined as provided in the Tender Offer Memorandum by reference to the relevant Fixed Purchase Yield. Specifically, the Purchase Price for the Instruments will be expressed as a percentage and will equal (a) the value of all remaining payments of principal and interest on the relevant Series of Instruments up to and including the maturity date for such Series of Instruments, discounted to the Settlement Date at a discount rate equal to the relevant Fixed Purchase Yield, minus (b) Accrued Interest (as defined below) in respect of such Series of Instruments. Each Purchase Price will be rounded to the nearest 0.001 per cent. with 0.0005 per cent. being rounded upwards.

Accrued Interest Payment

In respect of any Instruments accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Instruments from, and including, the relevant interest payment date for the Instruments immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be 22 May 2020.
Maximum Acceptance Amount and Series Acceptance Amounts
The Issuer proposes to accept Instruments for purchase up to a maximum aggregate principal amount equal to the aggregate principal amount of the New Instruments (the "Maximum Acceptance Amount") on the terms and conditions contained in the Tender Offer Memorandum. The Issuer reserves the right, in its sole and absolute discretion and for any reason, to significantly increase or decrease the Maximum Acceptance Amount and/or to accept significantly less than or more than the Maximum Acceptance Amount for purchase pursuant to the Offers.
The Issuer will determine, in its sole discretion, the aggregate principal amount of Instruments of each Series which the Issuer will accept for purchase pursuant to the relevant Offer (each a "Series Acceptance Amount")and reserves the right to accept significantly more or less (or none) of the Instruments of one Series as compared to the other Series of Instruments.
Indicative Timetable

Date	Action
13 May 2020	Commencement of the Offers
On or before the Expiration Deadline	Pricing of the New Instruments
17:00 CET on 19 May 2020	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Holders to be able to participate in the Offers.
As soon as practicable on 20 May 2020
Announcement of Result of Offers
Announcement of the Issuer's decision whether to accept valid tenders of Instruments for purchase pursuant to any or all of the Offers (including, if applicable, the Settlement Date) subject only to the satisfaction of the New Financing Condition and, if so accepted, details of (i) the final aggregate principal amount of the Instruments of each Series tendered pursuant to the Offers, (ii) each Series Acceptance Amount and the pro-ration factor (if any) applicable to the relevant Series of Instruments, and (iii) the Purchase Price for each relevant Series of Instruments, distributed by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.

Expected to be on 22 May 2020	Settlement Subject to satisfaction of the New Financing Condition, expected Settlement Date for the Offers. Payment of Purchase Consideration and Accrued Interest Payment in respect of the Offers.
Madrid, 13 May 2020

None of the Offers, the Tender Offer Memorandum or this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 13, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors